North America Structured Investments $
4yr Uncapped Buffered Return Enhanced Notes linked to SPXurity $

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms
Issuer:               JPMorgan Chase & Co.
Minimum Denomination: $1,000
Index:                S & P 500[R] Index
Upside Leverage Factor*: At least 1.075
Buffer Amount:        15%
Final Value:          The Index closing level on the Observation Date
Initial Value:        The Index closing level on the Pricing Date
Pricing Date:         January 26, 2016
Observation Date:     January 28, 2020
Maturity Date:        January 31, 2020
CUSIP:                48128GHG8
Preliminary Pricing
Supplement:           http://sp.jpmorgan.com/document/cusip/48128GHG8/doctype/Product_Termsheet/document.pdf
                      -------------------------------------------------------------------------------------------
                      For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Certain Product Characteristics
If the Final Value is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the Upside Leverage Factor.

If the Final Value is equal to or less than the Initial Index Level by up to the buffer amount, you will receive the principal amount of your notes at maturity. If the Final Value is less than the Initial Value by more than the
Buffer Amount, you will lose 1% of the principal amount of your notes for every
1% that the Index has declined beyond the Buffer Amount.

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

* The final Upside Leverage Factor will be provided in the Pricing Supplement and will not be less than 1.075
* Reflects an Levered Uncapped Return of for illustrative purposes. The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower

Hypothetical MReturns on the Notes at Maturity**

[GRAPHIC OMITTED]

Hypothetical Hypothetical Note Hypothetical
Index Return      Return       Payment at
                                 Maturity
  80.00%          86.00%        $1,860.00
  50.00%          53.75%        $1,537.50
  40.00%          43.00%        $1,430.00
  15.00%         16.125%        $1,161.25
  10.00%          10.75%        $1,107.50
   8.00%          8.60%         $1,086.00
   5.00%          5.375%        $1,053.75
   0.00%          0.00%         $1,000.00
  -10.00%         0.00%         $1,000.00
  -15.00%         0.00%         $1,000.00
  -30.00%        -15.00%         $850.00
  -40.00%        -25.00%         $750.00
 -100.00%        -85.00%         $150.00

J. P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

4yr Uncapped Buffered Return Enhanced Notes linked to SPX

Selected Risks
[] Your investment in the notes may result in a loss.
[] Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
[] If the Final Value declines from its Initial Value by more than 15%, you could lose up to $850 for each $1,000 note.
[] No interest payments, dividend payments or voting rights.
[] The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

Selected Risks (continued)
[] JPMS's estimated value will be lower than the original issue price (price to public) of the notes.
[] JPMS's estimated value is not determined by references to our credit spreads for our conventional fixed rate debt.
[] JPMS's estimated value does not represent future values and may differ from others' estimates.
[] The value of the notes, which may be reflected in customer account statements, may be higher than JPMS's current estimated value for a limited time period.
[] Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the
Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which
JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
[] Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase &
Co. has filed with the SEC for more complete information about JPMorgan Chase &
Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement No.
333-199966

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com